Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RESULTS OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

We wish to announce that the proposed resolution as set out in our notice of the 2022 Annual General Meeting of Shareholders dated May 10, 2023 was duly passed at our 2022 Annual General Meeting of Shareholders held on June 26, 2023.

By order of the Board
Autohome Inc.
Mr. Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, June 26, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Jun Lu, Dr. Jing Xiao and Mr. Zheng Liu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only